BML Capital Management, LLC
65 E Cedar – Suite 2, Zionsville, IN 46077

June 16, 2025

Board of Directors
Ikena Oncology Inc.
645 Summer Street, Suite 101
Boston, MA 02110

c/o Mark Manfredi, CEO & Director

Dear Directors:

I am writing on behalf of BML Capital Management, LLC and BML Investment Partners L.P. (collectively BML), a holder of 8.4% of the shares of Ikena Oncology Inc.

BML does not believe that the proposed reverse merger with Inmagene Biopharmaceuticals is in the best interest of Ikena shareholders. The current share price of IKNA implies a pro-forma valuation only slightly above the combined company’s estimated $175 million cash balance at close, a strong signal that the market believes Inmagene is worth far less than the $150 million valuation ascribed to it in the deal.

Given this, along with the current difficult conditions in the biopharma sector overall, BML believes the best course of action is a rapid winddown of Ikena operations and the return of all remaining cash to shareholders.

BML will be voting AGAINST the IKNA/Inmagene reverse merger and believes other holders should do the same.

Regards,

Braden M Leonard

Managing Member
BML Capital Management, LLC